Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of G Medical

Innovations Holdings Ltd.

will be virtually held on 12 September 2023, commencing at 10:00am EDT US

G Medical Innovations Holdings Ltd. (the “Company”) strongly encourages all shareholders (the “Shareholders”) to vote by directed proxy for the annual general meeting (“Meeting” or “AGM”). Proxy Forms for the Meeting should be lodged before 11:59pm EDT US (10:59pm CDT) on 10 September 2023 or 48 hours before any adjourned meeting). The Company has made arrangements for Shareholders who wish to attend the Meeting:

Teleconference

The Meeting shall be held via video conference (ZOOM) and the Company shall control the access to the Meeting. To log into the Meeting please log Zoom Meeting

https://zoom.us/j/93212724048?pwd=N2hicUVPNWtYMEVUY0xDUzBNenNxZz09

Meeting ID: 932 1272 4048 Passcode: 615707

The Meeting will be conducted virtually via the above platform, which is permitted in accordance with the memorandum and articles of association of the Company (the “Articles of Association”) on the basis that the facilities permit all persons in the meeting to communicate with each other simultaneously and instantaneously. You will be able to attend the Meeting, submit questions and vote during the Meeting. In these circumstances and solely for the purposes of the Articles of Association, the Meeting shall be deemed to be physically held at the place where the Chairman of the Meeting is physically present at 12708 Riata Vista Circle, Suite A104 Austin, Tx 78727

If the above arrangements with respect to the Meeting change, including any adjournment, Shareholders will be updated via the Company’s website at www.gmedinnovations.com.

This notice (the “Notice”) should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

A poll will be called on all resolutions being considered at this Meeting.

NOTICE IS HEREBY GIVEN that the 2023 annual general meeting (“Meeting” or “AGM”) of G Medical Innovations Holdings Ltd. (the “Company”) will be virtually held on 12 September 2023, commencing at 10:00am EDT US for the following purposes:

1)	To lay before the AGM the Company’s profit and loss accounts, balance sheets, group accounts (if any) for the year ended 31 December 2022 prepared by the Chief Financial Officer of the Company.

2)	Resolution 1 - To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“That, Prof. Zeev Rotstein be re-elected as a Class II director to serve on the Board of Directors of the Company until the third annual general meeting following the AGM.”

3)	Resolution 2 - To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“That, Urs Wettstein be re-elected as a Class II director to serve on the Board of Directors of the Company until the third annual general meeting following the AGM.”

4)	Resolution 3 - Subject to the passing of Resolutions 4, 5 and 6, to consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“That, all ordinary shares (issued and unissued) of the Company (the “Shares”) be consolidated on the basis that every 70 Shares of par value US$0.0001 each be consolidated into 1 Share of par value US$0.007 each, such that the authorised share capital of the Company following such consolidation is US$10,000 divided into 1,428,571 Shares of par value of US$0.007 each, with such consolidation to take effect in accordance with the Proxy Statement, and where such consolidation results in a fraction of a Share being held, the Company be authorised to deal with the Shares representing the fractions (including rounding-up, rounding-down, repurchasing or selling those to any person) in accordance with the Proxy Statement and the Articles of Association.”

5)	Resolution 4 - Subject to the passing of Resolutions 3, 5 and 6, to consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“That, the authorised share capital of the Company be increased by the sum of US$1,040,000 by the creation of 148,571,429 Shares of par value of US$0.007 each such that the total authorised share capital of the Company is US$1,050,000 divided into 150,000,000 Shares of par value US$0.007 each.”

6)	Resolution 5 - Subject to the passing of Resolutions 3, 4 and 6, to consider and if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“That:

(a)	the authorised share capital of the Company be re-classified and re-designated to US$ 1,050,000 divided into 150,000,000 Shares of par value US$0.007 each, of which (i) 80,000,000 shall be designated as Ordinary Shares of par value US$0.007 each, and (ii) 70,000,000 shall be designated as Preferred Shares of par value US$0.007 each, with such rights, preferences and privileges as set out in the amended and restated articles of association of the Company adopted pursuant to these resolutions;

(b)	the Shares in issue held by Dr. Yacov Geva be reclassified and redesignated as Preferred Shares on a 1:1 basis; and

(c)	all issued and outstanding Shares (other than the Shares to be redesignated and re-classified into Preferred Shares pursuant to the immediately preceding resolution) be re-classified and re-designated as Ordinary Shares on a 1:1 basis.”

7)	Resolution 6 - Subject to the passing of Resolutions 3, 4 and 5, to consider and if thought fit, to pass with or without amendment, as a special resolution the following:

“That, the memorandum and articles of association of the Company be amended and restated by the deletion in their entirety and by the substitution in their place of the amended and restated memorandum and articles of association, substantially in the form attached hereto as Exhibit A.”

8)	Resolution 7 - To consider and if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“That:

(a)	to appoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (“PwC”) to serve as the Company’s auditor for the fiscal year ending December 31, 2023 and to continue to serve as the Company’s auditors until the next annual general meeting of the Company; and

(b)	to authorise the Board of Directors of the Company, acting through the audit and risk committee, to determine the remuneration of PwC.

9)	Resolution 8 – Subject to the passing of Resolution 6, to consider and if thought fit to pass with or without amendment, as an ordinary resolution, the following:

“That Mr. Chanan Epstein be removed as a director of the Company with effect from the close of the Meeting.”

10)	To transact any such other business that may properly come before the Meeting.

The Board of Directors of the Company has fixed the close of business on 22 August 2023 as the record date (the “Record Date”) for determining Shareholders entitled to receive notice of the AGM. As of the Record Date, there were 24,462,993 ordinary shares issued and outstanding and entitled to vote at the AGM excluding 5,699 treasury shares not taken into account.

ANY SHAREHOLDER ENTITLED TO ATTEND AND VOTE AT THE AGM IS ALSO ENTITLED TO APPOINT ONE OR MORE PROXIES TO ATTEND AND VOTE INSTEAD OF THE SHAREHOLDER. TO BE EFFECTIVE, A VALIDLY EXECUTED PROXY FORM MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS PRIOR TO COMMENCEMENT OF THE MEETING IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT IN THIS NOTICE AND PROXY STATEMENT.

Whether or not you plan to attend the AGM, you are urged to promptly review, complete, execute and return the proxy in accordance with the instructions in the proxy form.

A Proxy Form is enclosed with the Notice and Proxy Statement. This is to be used by Shareholders if they wish to appoint a representative (a “proxy”) to vote in their place. All Shareholders are invited and encouraged to return the Proxy Form to the Company in accordance with the instructions detailed in the Proxy Form.

Please note that:

●	a Shareholder of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and, on a poll, vote instead and that a proxy need not also be a Shareholder;

●	a proxy need not be a member of the Company; and

●	a Shareholder may appoint more than one proxy to attend on the same occasion, but only one proxy may be appointed in respect of any one share.

Completed Proxy Forms can be sent to the Company by:

Post:	Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, United States of America

Email:	Service@gmedinnovations.com

Online:	www.proxyvote.com

Shareholders can click on the above website link provided and log-on using the control number located on your notice of availability of proxy materials or your personalised proxy card.

Proxy Forms must be received by the Company no later than then at least 48 hours before the Meeting, or any adjourned meeting.

The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

Return of your proxy does not deprive you of your right to attend the AGM, to revoke the proxy or to vote your shares in person.

The full proxy materials, including the proxy form, and an electronic version of this Notice of Annual General Meeting, are also available to you to at https://gmedinnovations.com/investors#irm-content.

By Order of the Board of Directors,

/s/ Kenneth R. Melani
Kenneth R. Melani Chairman of the Board of Directors 22 August 2023

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